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                                                                  July 26,  1999

Condev Land Fund III, Ltd.
Second Quarter 1999

The financial statements of the Partnership for the first six months quarter of 1999 are on the reverse side hereof. There was one sale of property and a distribution to limited partners totaling $547,904 during the quarter. As of June 30, 1999, the net asset value (book value) per unit of limited partner interest was $48.34. The decrease in net asset value reflects the April distribution to limited partners. As of June 30, 1999, the Partnership owned or had an interest in one remaining properties:

US Highway 27.  On March 8, 1999, the Partnership entered into a contract for
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sale of this parcel with the neighboring property owner. Closing was agreed to be on June 30, 1999. The Buyer requested a 15-day extension of the Closing date pursuant to the terms of the contract. This request was granted. The Buyer has asked for an additional 15 day extension, but to date has not been willing to accept the Partnership's terms for the extension. Notice has been given to the Buyer that the contract is no longer in effect. The General Partner is hopeful that differences with this buyer can be worked out and that we can proceed to a timely closing, but there can be no assurance that we will be successful.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.

Sincerely yours,


CONDEV ASSOCIATES